Mail Stop 4561

May 1, 2009

Paul R. Ryan
Chairman of the Board and
Chief Executive Officer
Acacia Research Corporation
500 Newport center Drive
Newport Beach, CA 92660

>   **Re: Acacia Research Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File No. 000-26068**

Dear Mr. Ryan:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 1

Business Overview

Business Model and Strategy, page 3

1.   You disclose that your operating subsidiaries acquire, develop, license and enforce patented technology. Key to your success is to identify core, patented

technologies that have or are anticipated to be widely adopted by third parties with the manufacture or sale of products or services. Please explain in greater detail how your operating subsidiaries identify attractive patented technologies, and what your "processes and procedures" are for identifying and evaluating the strength of a patent portfolio before the decision is made to allocate resources to an acquisition or an effective licensing and enforcement effort.

2.   In your MD&A you disclose that two licensees individually accounted for 13% and 12% of license fee revenue in fiscal 2008; however, this was not discussed in your business section, nor were the names of these licensees disclosed, as required by Item 101(c)(1)(vii) of Regulation S-K. Please also tell us what thought you have given to filing these license agreements as material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K.

Patented Technologies, page 5

3.   Similarly, we note that you list a number of patented technologies, and disclose that your portfolio has patent expiration dates ranging from 2009 to 2028. This, however, does not give a reader a sense of the significance of any one patent or patents, if there are certain patented technologies that are currently material to your results of operations. If there are one or more patents that are material to your results of operations, please disclose their importance and duration. See Item 101(c)(1)(iv) of Regulation S-K.

Patent Enforcement Litigation, page 5

4.   Please tell us what thought you have given to discussing the impact of government regulation on both obtaining patents and enforcing patent rights.

Competition, page 6

5.   You list various entities that you compete with in acquiring rights to patents; however, your discussion of the competitive conditions in your industry does not include a discussion of your competitive position relative to those of your competitors nor of the principal methods of competition. Your disclosure should include a discussion of the positive and negative factors pertaining to your competitive position as well as a discussion of the advantages and disadvantages of the principal services you offer to patent owners, to the extent known. In future filings, please provide expanded disclosure consistent with the requirements of Item 101(c)(1)(x) of Regulation S-K.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchase of Equity Securities, page 17

Stock Price Performance Graph, page 17

6. We note that your stock performance table compares changes in your cumulative total stockholder return with the cumulative total return on the NASDAQ Composite Index. Please explain, however, why you have not also compared your cumulative total stockholder return with a published industry or line-of-business index, peer issuer(s), or issuer(s) with similar market capitalizations if you can not reasonably identify a peer group. See Item 201(e)(1)(ii)(A)-(C) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

7. You disclose in your earnings conference call for the fourth quarter ended December 31, 2008 that the key performance metric for your business is active portfolios, i.e., portfolios that have begun generating revenues. However, in your MD&A you do not appear to provide a discussion of this or other key metrics that your management uses in assessing your performance and that would be material to investors, apart from discussing consolidated license fee revenue on a trailing twelve months basis. We note that you disclose that you have over 100 patent portfolios, but there is no discussion of if this is active portfolios, and if so, what this number is relative to fiscal 2007. Please tell us what consideration you have given to expanding the executive overview section of your MD&A to include a discussion of new active portfolios year-over-year, or other key metrics that give investors a better view of how your business is performing. Please see Section III.A of SEC Release No. 33-8350 for further guidance.

8. We note that you appear to engage in litigation in the ordinary course of enforcing patented technologies, and that settlements from such negotiations appear to form a significant portion of your revenues. In your earnings conference call for the first quarter of 2009 you discuss that between now and next summer you have about 16 scheduled trial dates, and that you are now getting to the point where you will be getting into a trial every month. You have various risk factors that discuss the uncertainties regarding the outcome of enforcement actions and the risks of sanctions against you for violation of statutory, regulatory, or court rules. Tell us what thought you have given to discussing such litigation and its attendant costs and uncertainties as a material risk facing your business in the executive overview to your MD&A.

Revenues

License Fees, page 27

9.   We note that you disclose various figures, such as that in fiscal 2008 you derived
        revenues from 80 new licensing agreements covering 30 of your technology
        licensing and enforcement programs, as compared to 91 new licensing agreements
        covering 16 programs in fiscal 2007; and that you generated licensing revenues
        from 20 new technology and enforcement programs in fiscal 2008, as compared
        to eight new programs in fiscal 2007. However, the inter-relation between these
        figures, and their impact on your results of operations year-over-year is not
        always apparent to readers. For example, there does not appear to be a discussion
        of why your revenues decreased 8.3% in fiscal 2008 as compared to fiscal 2007.
        Currently, you only list general reasons why your revenues fluctuate from period
        to period. Tell us what consideration you have given to providing information
        that would enable a reader to more clearly understand the reasons for the material
        changes in revenues between the periods presented, and not simply factors that
        could pertain to any period. We refer you to Section III.D of SEC Release 33-
        6835 and Item 303(a)(3) of Regulation S-K.

Item 11. Executive Compensation, page 34 (incorporated by reference to your Definitive
Proxy Statement)

Executive Compensation and Related Information, page 14

Compensation Discussion and Analysis

Discussion of Specific Components of Our Compensation Program, page 15

10.   Your Compensation Discussion and Analysis does not include a narrative
        discussion concerning the compensation paid to each named executive officer, as
        listed in the summary compensation table. The Compensation Discussion and
        Analysis should be of the information contained in the tables and otherwise
        disclosed under Executive Compensation. See Instruction 2 to Item 402(b) of
        Regulation S-K. We note that the Compensation Committee subjectively
        determines the total amount and mixture of compensation, based off the overall
        value of the employee, considering such factors as competitive position,
        individual performance, including past and expected contribution to your goals of
        each executive officer, and the need to attract and retain qualified personnel,
        among other factors. As part of your enhanced narrative disclosure, please
        explain what goals and other qualitative factors you considered for each named
        executive officer, and how these goals and other qualitative factors translated into
        actual compensation for each element of compensation provided, especially in
        light of your stated goal of linking rewards to measurable corporate performance.

11.   Please clarify why your equity compensation has moved toward grants of restricted stock rather than stock options over the past three years.

Signatures, page 39

12.   Your attention is directed to your signature block. General Instruction D.(2)(a) to Form 10-K and the signature block of Form 10-K require that the Form 10-K be signed by the registrant and on behalf of the registrant by the principal executive officer, principal financial officer, your controller or principal accounting officer, and by at least a majority of the board of directors. We presume that Clarence Haynes, your chief financial officer, is also your controller/principal accounting officer. In the future, please identify the person who is signing in this capacity.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

13.   We note that you do not disclose a cost of license revenue line item. Please explain how your presentation complies with Rule 5-03(b)(2) of Regulation S-X.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

14.   We note that certain of your license arrangements appear to be multiple-element arrangements as they include a non-exclusive, retroactive and future license and the release of claims. We further note that you classify these arrangements exclusively as revenue despite the apparent existence of elements that could be classified as settlement gains rather than revenue. Please tell us how you considered the allocation guidance related to multiple-element arrangements in SOP 97-2 for software deliverables or EITF 00-21 for technology deliverables and explain how you concluded that the entire arrangement should be recorded in revenue. Refer to any authoritative guidance you relied upon.

15.   Please tell us more about your accounting for arrangements where you "control" the patent and refer to the authoritative guidance that supports your accounting. Describe what you mean by "control" and explain how you obtain this "control." As part of your response, tell us how you have considered the guidance in EITF 99-19. In this regard, we note your disclosure on page 4 which indicates that in these cases you are the "licensing agent."

16.   We note that for certain arrangements you receive a minimum upfront annual license fee at the inception of the annual license term and this fee is recognized on a straight-line basis over the annual license term. Please explain your basis for recognizing this revenue over the license term and refer to the authoritative guidance that supports your accounting. As part of your response, tell us whether these arrangements include any continuing performance obligations.

15. Quarterly Financial Data (Unaudited), page F-27

17.   Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul R. Ryan
Acacia Research Corporation
May 1, 2009
Page 7

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Associate Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant